

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 26, 2007

William P. Williams
Chief Executive Officer
Card Activation Technologies, Inc.
33 West Jackson Blvd., Suite 1618
Chicago, Illinois 60604-3749

Re: **Card Activation Technologies, Inc.**
Amendment No. 6 to Registration Statement on Form SB-2
File no. 333-439677
As amended on June 22, 2007
Amendment No. 4 to Registration Statement on Form 10-SB
File No. 0-52556

Dear Mr. Williams:

We have reviewed the above referenced filings and have the following further comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, 15

Patents and Licenses, page 16

1. We note your response to prior comment 2 and are unable to agree with your response. The license agreement with McDonald's is only mentioned in passing in the document even though the agreement is your only material agreement. Also, the disclosure in this section incorrectly states that the company has no patent licenses with others. Substantially revise your entire document (e.g. description of business, MD&A, employees, and legal proceedings) to discuss the material terms of your agreement with McDonald's and its resulting effect on your operations and financial condition. We note your response to our inquiry regarding your obligation to file a Item 1.01 Form 8-K and are unable to agree with your response. Your confidentiality agreement with McDonald's must not limit the rights of your investors and does not absolve the company of its obligations under the federal securities laws. Since this agreement is critical to your operations, investors are entitled to information regarding its material terms. Therefore, file an Item 1.01 Form 8-K as soon as possible with all the appropriate and required disclosures.

Exhibit 23.1

2. Please revise to delete this incomplete consent as you have already included a consent in Exhibit 23.2.

Form 10-SB

3. To the extent your license agreement predated the effectiveness of your Form 10-SB (June 9, 2007), revise your Form 10-SB to include all the disclosure requested in our prior comment.

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As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Joseph I. Emas, Esq.
       Via facsimile (305) 531-1274